EXHIBIT 22.1

                          Citizens' 1999 Annual Report

                        "Community is our middle name"





                        Citizens Community Bancorp, Inc.
                               1999 Annual Report

                              Financial Highlights

                Citizens Community Bancorp, Inc. and Subsidiaries

                   At December 31, or For the Year Then Ended
                (Dollars in thousands, except per share figures)


                                                        1999              1998

At Year End:


     Assets............................................  $122,193        82,226
     Loans, net........................................    79,988        44,933
     Securities........................................    19,022         8,500
     Deposits..........................................   102,498        63,990
     Stockholders' equity..............................    17,984        17,225
     Book value per share..............................      5.16          4.99
     Shares outstanding (1)............................ 3,486,767     3,455,039
     Equity as a percentage of assets..................     14.72%        20.95%
     Nonperforming assets to total assets ratio........       NIL           NIL

For The Year:


     Interest income.....................................   6,792         4,129
     Net earnings.......................................      615           206
     Basic earnings per share (1).......................      .18           .08
     Diluted earnings per share (1).....................      .17           .08
     Return on average assets...........................      .61%           32%
     Return on average equity...........................     3.50%         1.71%
     Average equity to average assets...................    17.51%        18.91%
     Noninterest expenses to average assets.............     3.22%         3.04%

     (1) All share amounts reflect the 8% stock dividend to stockholders of record on December 31, 1998.


[graphic omitted]

                     About Citizens Community Bancorp, Inc.

     Citizens Community Bancorp, Inc. ("Citizens") is a one-bank holding company, established on May 24, 1995. Citizens' three wholly-owned subsidiaries are Citizens Community Bank of Florida ("CCB"), Citizens Financial Corp. ("CFC") and CCB Mortgage Corporation ("CCB Mortgage"). CCB is a state chartered commercial bank which provides traditional community banking services through its three full-service office facilities strategically located in Collier County, Florida, which is one of the fastest growing community in the Nation. CCB's deposit accounts are insured by the Federal Deposit Insurance Corporation. CCB offers a broad range of retail and commercial banking services, including a variety of deposit accounts and loan products for consumers and businesses. As part of its "customer first" pledge, CCB offers a courier service to commercial account customers. CFC and CCB Mortgage are mortgage origination companies operating in Southwest Florida. CFC specializes in commercial mortgage loans, while CCB Mortgage offers a variety of fixed and adjustable-rate residential mortgage products.

     At December 31, 1999, Citizens had $122 million in total consolidated assets and $18 million in stockholders' equity.

                        Common Stock Prices and Dividends

     Although there has been no established public trading market for Citizens' common stock, the brokerage firm of A.G. Edwards & Sons, Inc., facilitates trades of Citizens' common stock in the over the counter market with other brokerage firms. On October 14, 1999, Citizens filed an application with Nasdaq for approval for listing its common stock on the Nasdaq Smallcap Market. It is expected that the qualification process will be finalized during the first half of 2000. The stock was originally offered and sold in a public offering in 1996 for $4.18 per share. A secondary offering was completed in 1998 at $6.94 per share. Citizens paid a cash dividend of $.05 per share for the first time to shareholders of record of January 31, 2000 and was paid on February 14, 2000. Future dividends, if any, will be determined by the Board of Directors. Per share amounts above and throughout this report reflect the 2-for-1 stock split effective December 15, 1997 and the 8% stock dividend to shareholders on December 31, 1998.

     As of January 31, 2000, Citizens had approximately 785 holders of record of common stock.

                Special Note Regarding Forward Looking Statements

     This Annual Report contains certain forward looking statements which represent management's expectations or beliefs, including, but not limited to, statements concerning the banking industry and the issuer's operations, performance, financial condition and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believes." "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond management's control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans, among other things.


                                Table of Contents

   Financial Highlights.......................................Inside Front Cover
   Message to Shareholders.................................................2-4
   Directors of Citizens.....................................................5
   Directors of CCB..........................................................6
   Selected Financial Data...................................................7
   Management's Discussion and Analysis of
     Financial Condition and Results of Operations........................8-20
   Consolidated Financial Statements.....................................21-38
   Independent Auditors' Report.............................................39
   Officers - Citizens and Subsidiaries.....................................40
   Corporate Information.....................................Inside Back Cover

                             Message To Shareholders

     As we close out the millennium we are excited about our excellent growth and earnings for 1999. The foundations established during our first three years have begun to build momentum, which is reflected in the dramatic improvement in earnings and growth during 1999. Our focus continues to be a customer-driven community bank, with great emphasis on service, and building profitable loan and deposit relationships. We are pleased that your Board of Directors declared its first cash dividend of $.05 per share that was paid to shareholders in February 2000.

                                    Earnings

     Net earnings for 1999 were $615,259, triple our earnings of $205,854 for 1998. The improved earnings for 1999 was primarily attributable to a $2.7 million, or 64% increase in interest income which was partially offset by a $740,000, or 37% increase in interest expense and a $1.0 million, or 66% increase in net non-interest expenses. On a basic per share basis, our earnings were $.18 in 1999 compared to $.08 in 1998. The per share calculations were adjusted for the 8% stock dividend paid as of December 31, 1998. In addition, the 1998 per share calculations were impacted by the exercise of the warrants and the additional shares issued from the successful stock offering in mid 1998.

                                     Growth

     In the highly competitive market for financial services, there are always new opportunities for the growth of the Citizens Community Bancorp, Inc. and subsidiaries (the "Company"). Recently enacted banking legislation also gives banks authority to provide additional services to customers. With the capital the Company raised in 1998, we are well positioned for growth from internal sources and through strategic alliances with other financial institutions. There are numerous financial and non-financial considerations which will be reviewed to evaluate future services and possible target acquisitions. The considerations will include size, historical performance, projected operating efficiencies, office locations, management and resources required to integrate the target institution. We believe that the exciting expansion of the South Florida market area will provide significant opportunities to deploy our capital strength for both internal growth and acquisitions which will enhance the size and value of our Company.

     Total assets for the Company at the end of 1999 were $122.2 million compared to $82.2 million at December 31, 1998, representing a 49% year-over-year growth. Total deposits reached $102.5 million at the end of 1999, up 60% from $64.0 million at the end of 1998. Total loans grew 78% in 1998 reaching $80.0 million at December 31, 1999, compared to $44.9 million at December 31, 1998.

     Our strong loan growth during 1999 was a significant factor in the Company's improvement in core earnings. Under the supervision of Executive Vice President and Senior Lender, James F. Schaffer, we have been successful in our continuing efforts to build a strong loan origination staff in the competitive market for high quality personnel. While we have focused on the growth of the loan portfolio, we have remained vigilant for borrowers with strong credit qualifications. Our ongoing focus on quality is evidenced by the fact that we had virtually no charge-offs or significant delinquencies or foreclosures in the portfolio during 1999.

                            Citizens Financial Corp.

     Also instrumental for the loan growth during 1999, was the impact of Citizens Financial Corp. ("CFC"), a commercial mortgage brokerage business, which is operated as a separate subsidiary of Citizens. Robert David is President and Chief Executive Officer of CFC. Bob joined the Company at the end of 1998 and has worked virtually his entire career in banking in the Naples area. Through Bob's contacts, he contributed both fee income to the Company through the loans sold to third parties and also had a significant impact on building the loan portfolio of the bank. We expect that CFC will continue to play an instrumental role in the future growth of the Company through the loan referrals and brokerage fee income.

                               CCB Mortgage Corp.

     CCB Mortgage Corp. ("CCB Mortgage") is a wholly owned subsidiary of Citizens, and is a residential mortgage loan origination company, which commenced operations in November 1999. Tony Iannotta is President and Chief Executive Officer of CCB Mortgage. Prior to joining CCB Mortgage, Tony was the owner of Island Mortgage, Inc. which he established in 1988. Tony and his staff from Island Mortgage, Inc., who have also joined CCB Mortgage, have an excellent reputation for quality service to their customers. CCB Mortgage offers a wide variety or residential mortgage products including fixed and adjustable rate mortgage loans and construction and lot loan financing. The successful mortgage loan origination volume during the first few months of operations exceeded our expectations. The staff of CCB Mortgage and Citizens Community Bank are working closely to develop cross-sale efforts of the mortgage loan and deposit products. The integration of the mortgage team has gone very well and we expect it will enhance the Company's future growth and profitability. In the year 2000, CCB Mortgage intends to add additional residential origination staff to be housed in each of the bank's branch locations. In addition, the CCB Mortgage website www.ccbmtgcorp.com offers potential mortgage customers useful information to assist them with their mortgage selection.

                                 Marco Expansion

     In September 1999, the Company completed the 3,000 square foot expansion of the Marco Island facility. The expanded branch facility includes offices for CCB Mortgage Corp., Citizens' Executive Offices, and additional branch offices for our Chairman's Club customers. A "Community Room" has also been added for meetings, or training programs of Company staff and local organizations. From November 15, 1999 through March 30, 2000, the Community Room has been dedicated to a display of the original "Key Marco Cat", which is on loan from the Smithsonian Institution, together with various other artifacts, paintings and photographs from archeological excavations of a Calusa Indian village on Marco Island. This is the first time the original "Key Marco Cat" has been returned to Marco Island. The exhibit is shown in conjunction with and for the benefit of the Marco Island Historical Society. We are excited about our ability to support the local community through the use of our Community Room facility.

                              East Trail Expansion

     In December 1999, the Company completed the renovation of the second floor of our 12,000 square foot, 2-story Tamiami Trail East office. Our administration and operations staff are now housed in one centralized facility to better serve our rapidly growing customer base. Enhanced computer network, e-mail and Internet access have also contributed to improve staff efficiency and internal communications.

                                Year 2000 Update

     After significant planning, review and updates to our computer systems, we were very pleased that the much-publicized Y2K event has passed with virtually no effect on our operating systems. We committed significant resources and efforts during 1999 for the Y2K event, and feel these efforts have enhanced our data processing systems, which will pay dividends through improved information systems in the upcoming years.

                             New Branch Development

     In the year 2000 we plan to open our fourth branch on Airport Road near the rapidly developing Vanderbilt Beach Road intersection. This exciting corridor in north Naples has numerous residential and golf communities and is the future site of the Ritz Carlton Hotel and Golf Complex. Kim Williams-Poorman has been designated the Branch Manager for the new branch office. Kim is a third generation resident of Collier County and has spent virtually her entire career in business development and management with increased responsibility in local financial institutions.

     With the introduction of our Chairman's Club, our new checking account products, and our internet banking services, we feel we are well positioned to provide our present and future customers with the banking services they will need in the rapidly evolving financial services market. Our strong loan origination team in the bank, together with CCB Mortgage Corp. and CFC, provides us the resources and loan products to meet the borrowing needs for a broad array of customers. Please check our bank website at www.ccbank.com for our internet banking service and other information about Citizens Community Bank. For updated stock quotes and more information about our holding company activities, visit our Citizens Community Bancorp website at www.ccbancorpfl.com.

     We appreciate your continued support and referrals as shareholders and customers of our exciting financial services franchise.



Richard Storm, Jr.                           Gregory E. Smith
Chairman of the Board and                    President and
Chief Executive Officer                      Chief Financial Officer

                           Citizens Community Bancorp
                               Board of Directors



                             SELECTED FINANCIAL DATA

                   At December 31, or for the Year then Ended
                (Dollars in thousands, except per share figures)



                                                                          1999        1998         1997        1996
                                                                          ----        ----         ----        ----
At Year End:

Cash and cash equivalents..........................................  $  16,928      24,663       12,211       8,042
Securities available for sale......................................      6,022       -            -
Securities held to maturity........................................     13,000       8,500        2,499       2,240
Loans, net.........................................................     79,988      44,933       26,420      12,116
All other assets...................................................      6,255       4,130        3,292       2,630
                                                                     ----------     ------      -------      ------

         Total assets..............................................  $ 122,193      82,226       44,422      25,028
                                                                       =======      ======       ======      ======

Deposit accounts...................................................    102,498      63,990       36,938      17,885
All other liabilities..............................................      1,711       1,011          713       1,179
Stockholders' equity...............................................     17,984      17,225        6,771       5,964
                                                                       -------      ------       ------      ------

         Total liabilities and stockholders' equity................  $ 122,193      82,226       44,422      25,028
                                                                       =======      ======       ======      ======

For the Year:

Total interest income..............................................      6,792       4,129        2,523         740
Total interest expense.............................................      2,750       2,009        1,208         283
                                                                      --------      ------       ------     -------

         Net interest income.......................................      4,042       2,120        1,315         457

Provision for loan losses..........................................        437         162          153         145
                                                                      --------     -------      -------      ------

         Net interest income after provision for loan losses.......      3,605       1,958        1,162         312
                                                                      --------      ------       ------      ------

Noninterest income.................................................        592         341          273          70
Noninterest expenses...............................................      3,234       1,935        1,260         915
                                                                       -------      ------       ------       -----

Earnings (loss) before income tax credit...........................        963         364          175        (533)
Income taxes (benefit).............................................        348         158           65        (191)
                                                                      --------      ------      -------      ------

Net earnings (loss)................................................  $     615         206          110        (342)
                                                                       =======      ======       ======      ======

Basic earnings (loss) per share (1)................................ $      .18         .08          .06        (.22)
                                                                      ========     =======       ======     =======

Diluted earnings (loss) per share (1)..............................        .17         .08          .06        (.22)
                                                                      ========     =======       ======     =======

Ratios and Other Data:

Return on average assets...........................................         .61%        .32%        .30%      (2.71)
Return on average equity...........................................        3.50%       1.71%       1.72%     (10.35)
Average equity to average assets...................................       17.51%      18.91%      17.47%       26.16%
Interest-rate spread during the period.............................        3.62%       3.00%       3.50%        2.33%
Net yield on average interest-earning assets.......................        7.43%       7.36%       8.04%        6.61%
Noninterest expenses to average assets.............................        3.22%       3.04%       3.45%        7.24%
Ratio of average interest-earning assets to average
         interest-bearing liabilities..............................      1.27        1.22        1.18          1.69
Nonperforming loans and foreclosed real estate as a percentage
         of total assets at end of year............................       NIL         NIL         NIL           NIL
Allowance for credit losses as a percentage
         of total loans at end of year.............................        1.11%       1.01%       1.12%        1.18%
Total number of banking offices....................................         3           3           2             1
Total shares outstanding at end of year (1)........................ 3,486,767   3,455,039   1,697,354     1,528,438
Book value per share at end of year................................   $ 5.16         4.99        3.99          3.91

------------------------

(1)      Share amounts  reflect the two-for-one  stock split effective  December 15, 1997, and the 8% stock dividend to stockholders of record on December 31, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                     General

Citizens Community Bancorp, Inc. ("Citizens") owns 100% of the outstanding common stock of Citizens Community Bank ("CCB") and Citizens Financial Corp. ("CFC") and CCB Mortgage Corporation ("CCB Mortgage") (collectively the entities are referred to as the "Company". Citizens was organized simultaneously with CCB and its primary business is the ownership and operation of CCB, CFC and CCB Mortgage. CCB is a Florida state-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation. CCB opened for business on March 8, 1996, and provides community banking services, through three banking offices, to businesses and individuals in Collier County, Florida. CFC was formed and commenced business as a commercial mortgage broker in 1997. CCB Mortgage was formed and commenced business in 1999 as a residential mortgage broker, offering a variety of fixed and adjustable rate residential permanent, construction and lot loans.

                         Liquidity and Capital Resources

A state-chartered commercial bank is required under Florida Law and FDIC regulations to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total non-transaction accounts subject to certain restrictions. The reserve may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities.

The Company's primary source of cash during the year ended December 31, 1999 was from net deposit inflows of $38.5 million. Cash was used primarily to originate loans and purchase securities. At December 31, 1999, the Company had outstanding commitments to originate loans totaling $11.0 million, commitments to borrowers for available lines of credit totaling $4.5 million and time deposits maturing in the next year of $27.3 million. At December 31, 1999, CCB exceeded its regulatory liquidity requirements.

                           Regulation and Legislation

As a state-chartered commercial bank, CCB is subject to extensive regulation by the Florida Department of Banking and Finance ("Florida DBF") and the Federal Deposit Insurance Corporation ("FDIC"). CCB files reports with the Florida DBF and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida DBF and the FDIC to monitor CCB's compliance with the various regulatory requirements. Citizens and CCB are also subject to regulation and examination by the Federal Reserve Board of Governors.

                              Year 2000 Compliance

The Company's operating and financial systems have been found to be compliant; the "Y2K Problem" did not adversely affect the Company's operations nor does management expect that it will.

                                   Credit Risk

The Company's primary business is providing deposit related services and making real estate secured residential and commercial loans as well as other business and consumer loans. The lending activities entail potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond our control. We have instituted underwriting guidelines and credit review procedures to protect the Company from avoidable credit losses, some losses will inevitably occur. At December 31, 1999 and 1998, the Company had no nonperforming assets or loans which were delinquent 90 days or more or were nonperforming.

The following table presents information regarding total allowance for losses as well as the allocation of such amounts to the various categories of loans (dollars in thousands):


                                                               At December 31,
                               --------------------------------------------------------------------------------------
                                       1999                     1998                 1997                     1996
                               --------------------------------------------------------------------------------------
                                                 Loans                Loans               Loans                 Loans
                                                  To                   To                    To                    To
                                                 Total                Total               Total                 Total
                                       Amount    Loans      Amount    Loans     Amount    Loans       Amount    Loans

     Commercial real estate loans..... $ 527       52%      $ 315       48%      $ 94        35%       $ 62        31%
     Residential real estate loans....    99       31          51       32         42        27          22        36
     Commercial loans.................   221        7          68       11        117        29          55        31
     Consumer loans...................    38       10          19        9         45         9           6         2
                                       -----     ----         ---     ----        ---      ----         ---       ---

     Total allowance for loan
         losses....................... $ 885      100%      $ 453      100%     $ 298       100%      $ 145       100%
                                         ===      ===         ===      ===        ===       ===         ===       ===

     Allowance for credit losses as
         a percentage of the total
         loans outstanding............  1.11%                1.02%               1.12%                 1.18%
                                        ====                 ====                ====                  ====


                           Loan Portfolio Composition

Commercial real estate loans and land loans comprise the largest group of loans in the portfolio, amounting to approximately $42.3 million, or 52% of the total loan portfolio as of December 31, 1999. Commercial real estate loans consist of approximately $26.1 million of loans secured by nonresidential property and approximately $16.2 million of loans secured by undeveloped land.

Residential real estate loans comprise the second largest group of loans in our loan portfolio, amounting to $24.9 million or 31% of the total loan portfolio as of December 31, 1999, of which approximately 96% are first mortgage loans. As of December 31, 1999, consumer loans and savings account loans, amounted to $7.7 million or 10% of the total loan portfolio.

The following table sets forth the loan portfolio composition:


                                                                       At December 31,
                               --------------------------------------------------------------------------------------
                                            1999                  1998                1997                 1996
                               --------------------------------------------------------------------------------------
                                                  % of                 % of                % of                  % of
                                       Amount    Total      Amount    Total     Amount    Total       Amount    Total
                                      -------    -----     ------     -----    -------    -----      -------    -----
                                                                       (In thousands)

Commercial real estate.............. $ 42,287       52%   $ 21,820      48%   $  9,423       35%    $  3,758       31%
Residential real estate.............   24,921       31      14,571      32       7,261       27        4,384       36
Commercial..........................    5,706        7       4,994      11       7,710       29        3,815       31
Consumer ...........................    7,703       10       3,827       9       2,261        9          305        2
                                      -------     ----     -------     ----     ------      ---        -----      ---

         Loans, gross...............   80,617      100%     45,212     100%     26,655      100%      12,262      100%
                                                   ===                 ===                  ===                   ===

Add (subtract):
     Deferred costs, net............      256                  174                  63                    (1)
     Allowance for loans losses.....     (885)                (453)               (298)                 (145)
                                      -------             --------              ------                ------

         Loans, net................. $ 79,988             $ 44,933            $ 26,420              $ 12,116
                                      =======             ========              ======                ======

                                   Securities

The securities portfolio is comprised primarily of U.S. Government agency securities. According to Financial Accounting Standards No. 115, the securities portfolio must be categorized as either "held to maturity", "available for sale" or "trading". Securities held to maturity represent those securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost and were comprised of U.S. Government agency securities at December 31, 1999. Securities available for sale represent those investments which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value with unrealized gains and losses being reported as a net amount in other comprehensive income, net of income taxes and were comprised of U.S. government agency securities, mortgage-backed securities and equity securities at December 31, 1999. Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. At December 31, 1999 and 1998, the Company had no securities categorized for trading purposes.

The following table sets forth the carrying value of the Company's securities portfolio:


                                                                                                   At December 31,
                                                                                                 1999        1998
                                                                                                 ----        ----
                                                                                                  (In thousands)
     Securities available for sale:
         U.S. Government agency securities................................................     $  4,878         -
         Mortgage-backed securities.......................................................          954         -
         Equity securities................................................................          190         -
                                                                                                -------      ----

               Total available for sale...................................................     $  6,022         -
                                                                                                 ======      ====

     Securities held to maturity-
         U.S. Government agency securities................................................     $ 13,000     8,500
                                                                                                 ======     =====

The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio (dollars in thousands):


                                            After One Year    After Five Years
                        One Year or Less      to Five Year       to Ten Years     After Ten Years         Total
                       ------------------- ----------------  -----------------  -----------------  -------------------
                        Carrying   Average Carrying Average   Carrying Average  Carrying  Average   Carrying   Average
                         Value     Yield    Value    Yield     Value    Yield    Value     Yield     Value      Yield
                       ---------  -------- -------- -------  --------- -------  --------  -------   --------   -------
At December 31, 1999:
   U.S. Government
     agency
     securities........     $ 750    6.01% $ 13,992   5.86%    $ 1,058   6.65%   $ 2,078    7.63%   $ 17,878     6.12%
                              ===    ====    ======   ====       =====   ====      =====    ====                 ====

   Mortgage-backed securities....................................................................        954
   Equity securities.............................................................................        190
                                                                                                      ------

     Total.......................................................................................   $ 19,022
                                                                                                      ======

At December 31, 1998:
   U.S. Government
     agency
     securities........     $   -       -% $  8,500   5.17%    $    -        - % $     -       -%   $  8,500     5.17%
                              ===   =====    ======   ====       =====    ====     =====    ====      ======     ====


                         Regulatory Capital Requirements

All Banks are required to meet certain minimum regulatory capital requirements. These capital requirements are intended to promote safety and soundness in the banking industry and the requirement provide limits to the amount of assets a bank may have in light of its capital structure.

Quantitative measures established by regulation to ensure capital adequacy require CCB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed CCB's category. As of December 31, 1999, CCB meet all capital adequacy requirements as set forth below:


                                                                                                    To Be Well
                                                                                                   Capitalized
                                                                              Minimum              for Purposes
                                                                           For Capital             of Prompt and
                                              Actual                    Adequacy Purposes:       Corrective Action:
                                     ------------------------      ----------------------      --------------------
                                       Amount            %          Amount          %           Amount            %
                                       ------         ------        ------       -------        ------         ----
                                                                  (Dollars in thousands)
     As of December 31, 1999:
         Total Capital (to Risk-
         Weighted Assets)..........  $ 9,232          12.17%       $ 5,927         8.00%        $ 7,409       10.00%
         Tier I Capital (to Risk-
         Weighted Assets)..........    8,427          11.11          2,964         4.00           4,445        6.00
         Tier I Capital
         (to Average Assets).......    8,427           8.25          4,085         4.00           5,106        5.00

     As of December 31, 1998:
         Total Capital (to Risk-
         Weighted Assets)  .........   6,808          15.34          3,551         8.00           4,439       10.00
         Tier I Capital (to Risk-
         Weighted Assets)  .........   6,375          14.36          1,776         4.00           2,663        6.00
         Tier I Capital
         (to Average Assets)........   6,375          10.36          2,461         4.00           3,077        5.00


                                   Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company"s market risk arises primarily from interest-rate risk inherent in its lending and deposit-taking activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 6 of Notes to Consolidated Financial Statements.

The primary objective in managing interest-rate risk is to maximize earnings and minimize the potential adverse impact of changes in interest rates on CCB"s net interest income and capital, while adjusting the company"s asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to manage interest rate risk. However, a sudden and substantial increase in interest rates may adversely impact our earnings, to the extent that the interest-earning assets and interest-bearing liabilities do not change at the same speed, to the same extent, or on the same basis. The Company does not engage in securities trading activities.

                           Asset - Liability Structure

As part of its asset and liability management, the Company has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing the Company's asset and liability mix and to improve earnings. We believe that these processes and procedures provide the Company with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest- rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed by dividing rate sensitive assets by interest rate sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would generally be expected to adversely affect net interest income since more liabilities than assets are subject to maturity or repricing, conversely, a positive gap would generally result in an increase in net interest income with rising rates. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, asset and liability management policies are monitored to better match the maturities and repricing terms of both interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term securities).

The following table reflects the contractual principal repayments by period of the Company's loan portfolio at December 31, 1999 (in thousands):


                                               Commercial
                                                  Real                       Residential
         Years Ending                            Estate       Commercial      Mortgage        Consumer
         December 31,                            Loans          Loans           Loans          Loans           Total
                                               ----------     ----------     -----------      --------       --------

           2000.............................   $  7,259         3,909          2,407          1,775            15,350
           2001.............................      8,691           484            944            707            10,826
           2002.............................      5,626           525          1,555            596             8,302
           2003-2004........................      3,328           500          1,345            496             5,669
           2005-2006........................      3,544            68            644            396             4,652
           2007 and beyond..................     13,839           220         18,026          3,733            35,818
                                                 ------        ------         ------          -----            ------

           Total............................   $ 42,287         5,706         24,921          7,703            80,617
                                                 ======         =====         ======          =====            ======


Of the $65.3 million of loans due after 2000, 30% of such loans have fixed interest rates and 70% have adjustable interest rates.

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give the Company the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 1999 that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

                                                                 More
                                                                 Than         More
                                                                 Three       Than Six     More
                                                                 Months       Months    Than One
                                                    Three        to Six       to One    Year to      More Than
                                                     Months      Months       Year     Five Years   Five Years  Total
Mortgage, commercial and consumer loans (1):
    Variable rate...........................       $ 24,381        143        2,542      27,010         560     54,636
    Fixed rate..............................          1,751      1,313        2,818      17,992       2,107     25,981
                                                    -------     ------       ------      ------      ------    -------

         Total loans........................         26,132      1,456        5,360      45,002       2,667     80,617

Interest bearing deposits...................          2,000      -            -           -           -          2,000
Federal funds sold and securities
    purchased under agreements
    to resell...............................          8,893      -            -           -           -          8,893
Federal Home Loan Bank stock................            215      -            -           -           -            215
Securities held to maturity (2).............          -          -            -          13,000       -         13,000
Securities available for sale...............          4,090      -              750         992         190      6,022
                                                     ------     ------       ------      ------      ------    -------

         Total rate-sensitive assets........         41,330      1,456        6,110      58,994       2,857    110,747
                                                     ------     ------       ------      ------      ------    -------

Deposit accounts (3):
    NOW deposits  ..........................         27,173      -            -           -           -         27,173
    Money-market deposits...................         21,722      -            -           -           -         21,722
    Savings deposits........................          7,119      -            -           -           -          7,119
    Time deposit  ..........................         15,768      3,878        7,553       7,076       -         34,275
                                                    -------     ------       ------      ------      ------    -------

         Total rate-sensitive
             liabilities....................       $ 71,782      3,878        7,553       7,076       -         90,289
                                                     ======     ======       ======      ======      ======    =======

GAP repricing differences...................       $(30,452)    (2,422)      (1,443)     51,918       2,857    20,458
                                                     ======     ======       ======      ======      ======   =======

Cumulative GAP    ..........................       $(30,452)   (32,874)     (34,317)     17,601      20,458
                                                     ======     ======       ======      ======      ======

Cumulative GAP/total assets.................            (25)%      (27)%        (28)%        14%         17%
                                                     ======     ======       ======      ======      ======

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.
(2) Securities are scheduled through the maturity dates.
(3) Money-market, NOW, and savings deposits are regarded as ready accessible withdrawable accounts. Time deposits are scheduled through the maturity dates.

Origination, Sale and Repayment of Loans. The Company generally originate loans on real estate located in our primary geographical lending area in Southwest Florida. Residential mortgage loan originations are generated from depositors, other existing customers, advertising and referrals from mortgage and real estate brokers and developers. The Company"s residential mortgage loans generally are originated to ensure compliance with documentation and underwriting standards which permit their sale to the Federal National Mortgage Association ("Fannie Mae") and other investors in the secondary market.

Since November, 1999, substantially all residential mortgage loans were originated by the Company through CCB Mortgage. For certain adjustable rate, construction and lot loans, the loans were closed by CCB for its permanent loan portfolio. All other loans originated by CCB Mortgage Corp. were sold to, closed and funded by other third party banks or mortgage companies. Both CCB and CCB Mortgage intend to continue to cross sell loan and deposit products that meet the bank's desired asset liability mix and generate additional revenues for the Company.

Similar to CCB Mortgage, CFC originates loans, some of which are closed and funded by CCB and some of which are closed and funded by third parties. During the year ending December 31, 1999, there were no loans closed in the name of CCB Mortgage or CFC, all loans originated by both subsidiaries were closed by CCB or third parties. The Company intends to continue to utilize both subsidiaries for the origination referrals.

The following table sets forth total loans originated, repaid and sold:


                                                                                    Year Ended December 31,
                                                                     --------------------------------------------------
                                                                         1999          1998          1997          1996
                                                                         ----          ----          ----          ----
                                                                                    (In thousands)
      Originations:
         Commercial loans..........................................   $  3,379         2,964          756        3,855
         Commercial real estate loans..............................     22,884        11,798        9,426        3,797
         Residential mortgage loans................................     18,442        10,785       13,897        4,384
         Consumer loans............................................      5,600         2,800        2,888          305
                                                                        ------        ------       ------       ------

             Total loans originated................................     50,305        28,347       26,967       12,341

      Principal reductions.........................................     14,900         9,209        7,887           79
      Loans sold...................................................         -            565        4,687           -
                                                                        ------        ------       ------       ------

      Increase in total loans......................................   $ 35,405        18,573       14,393       12,262
                                                                        ======        ======       ======       ======


                       Deposits and Other Sources of Funds

General. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, and Federal Home Loan Bank ("FHLB") advances. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and market conditions. FHLB advances may be used on a short-term or long-term basis to compensate for reductions in other sources, such as deposits at less than projected levels and are also used to fund the origination of mortgage loans.

Deposits. Deposits are attracted principally from our primary geographic market areas in Collier County, Florida. CCB offers a broad selection of deposit instruments including demand deposit accounts, NOW accounts, money- market accounts, regular savings accounts, term certificate accounts and retirement savings plans (such as IRA accounts). Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. Deposit interest rates are set weekly based on a review of deposit flows for the previous week, a survey of rates among competitors and other financial institutions in Southwest Florida. Commercial banking relationships are emphasized in an effort to increase demand deposits as a percentage of total deposits. A courier service is provided to better serve the banks' business customers.

The following table shows the distribution of, and certain other information relating to deposit accounts by type (dollars in thousands):


                                                                                     At December 31,
                                                                         1999                             1998
                                                            ----------------------------------------------------------
                                                                                 % of                         % of
                                                                   Amount       Deposits           Amount    Deposits

         Noninterest-bearing demand deposits..................   $  12,210        11.91%         $  6,365        9.95%
         NOW deposits.........................................      27,173        26.51            25,073       39.18
         Money-market deposits................................      21,722        21.19             4,011        6.27
         Savings deposits.....................................       7,119         6.95             8,235       12.87
                                                                  --------       ------           -------      ------

                  Subtotal....................................      68,224        66.56            43,684       68.27
                                                                   -------       ------            ------      ------

         Time deposits:
                  2.00% - 3.99%...............................         262          .26               265         .41
                  4.00% - 4.99%...............................      10,371        10.12             3,093        4.83
                  5.00% - 5.99%...............................      18,765        18.31            11,952       18.68
                  6.00% - 6.99%...............................       4,876         4.75             4,996        7.81
                                                                  --------      -------           -------     -------

         Total time deposits (1)..............................      34,274        33.44            20,306       31.73
                                                                   -------       ------            ------      ------

         Total deposit........................................   $ 102,498       100.00%         $ 63,990      100.00%
                                                                   =======       ======            ======      ======

(1)      Includes  individual  retirement accounts ("IRAs") totaling $1,896,095 and $1,514,387 at December 31, 1999 and
         1998, all of which are in the form of time deposits.

Jumbo time deposits ($100,000 and over) mature as follows (in thousands):


                                                                                                       At December 31,
                                                                                                      1999        1998

         Due three months or less...........................................................      $  4,929         825
         Due over three months to six months................................................         1,840         409
         Due over six months to one year....................................................         3,328       2,399
         Due over one year..................................................................         2,521       1,809
                                                                                                    ------       -----

                                                                                                  $ 12,618       5,442
                                                                                                    ======       =====

                              Results of Operations

The Company's operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, the net earnings are also affected by provisions for future loan losses, the level of nonperforming loans and foreclosed real estate, as well as the level of our noninterest income, and noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest rate spread;
(v) net interest margin; and (vi) the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances are based on average daily balances (dollars in thousands).


                                          1999                                  1998                                    1997
                     ----------------------------------------------------------------------------------------------------------
                                             Interest    Average              Interest    Average            Interest   Average
                                   Average      and      Yield/   Average       and       Yield/    Average     and      Yield/
                                   Balance   Dividends   Rate     Balance    Dividends    Rate      Balance  Dividends   Rate
                                   -------   ---------   -------  -------    ---------    --------  -------  ---------   ------
Interest-earning assets:
     Loans....................... $  63,483    5,275     8.31%   $ 35,329      2,944       8.33%   $  20,537   1,914     9.32%
     Securities..................    15,521      902       5.81     7,670        476       6.21        2,346     141     6.01
     Other interest-earning
         assets (1)..............    12,356      615       4.98    13,131        709       5.40        8,516     468     5.50
                                    -------   ------               ------      -----                 -------   -----

         Total interest-earning
           assets................    91,360    6,792       7.43    56,130      4,129       7.36       31,399   2,523     8.04
                                    -------                                    -----                           -----

Noninterest-earning assets.......     9,107                         7,420                              5,157
                                    -------                       -------                             ------

         Total assets............ $ 100,467                      $ 63,550                           $ 36,556
                                    =======                        ======                             ======

Interest-bearing liabilities:
     Savings, money-market and
         NOW deposits............    44,641    1,303       2.92    26,748        912       3.41       14,768     534     3.62
     Time deposits...............    27,556    1,447       5.25    19,302      1,097       5.68       11,704     664     5.67
     Other.......................      -        -           -        -          -           -            125      10     8.00
                                    -------   ------              -------      -----                  ------   -----

         Total interest-bearing
           liabilities...........    72,197    2,750       3.81    46,050      2,009       4.36       26,597   1,208     4.54
                                               -----                           -----                           -----

Noninterest-bearing liabilities..    10,674                         5,484                              3,571
Stockholders' equity.............    17,596                        12,016                              6,388
                                    -------                        ------                             ------

         Total liabilities and
           stockholders' equity.. $ 100,467                      $ 63,550                           $ 36,556
                                    =======                        ======                             ======

Net interest/dividend income.....            $ 4,042                         $ 2,120                         $ 1,315
                                               =====                           =====                           =====

Interest-rate spread (2).........                          3.62%                           3.00%                         3.50%
                                                           ====                            ====                          ====

Net interest margin (3)..........                          4.42%                           3.78%                         4.20%
                                                           ====                            ====                          ====

Ratio of average interest-earning
     assets to average interest-
     bearing liabilities.........      1.27                          1.22                               1.18
                                       ====                          ====                               ====


(1)  Includes interest-bearing deposits and federal funds sold.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).


Year Ended December 31, 1999 vs. 1998:
                                                                                      Increase (Decrease) Due to
                                                                                                      Rate/
                                                                                  Rate    Volume     Volume     Total
                                                                                -------   -------    ------   -------
                                                                                               (In thousands)
Interest-earning assets:
    Loans....................................................................   $   (7)     2,345        (7)    2,331
    Securities...............................................................      (31)       488       (31)      426
    Other interest-earning assets............................................      (55)       (42)        3       (94)
                                                                                   ---     ------      ----    ------

      Total..................................................................      (93)     2,791       (35)    2,663
                                                                                   ---      -----       ---     -----

Interest-bearing liabilities:
    Deposits:
      Savings, demand, money-market and NOW deposits.........................     (131)       610       (88)      391
      Time deposits..........................................................      (83)       469       (36)      350
                                                                                   ---     ------       ---    ------

      Total..................................................................     (214)     1,079      (124)      741
                                                                                   ---      -----       ---     -----

Net change in net interest income............................................    $ 121      1,712        89     1,922
                                                                                   ===      =====      ====     =====

Year Ended December 31, 1998 vs. 1997:

Interest-earning assets:
    Loans....................................................................    $(203)     1,379      (146)    1,030
    Securities...............................................................        5        320        10       335
    Other interest-earning assets............................................       (9)       254        (4)      241
                                                                                  ----     ------      ----     -----

      Total..................................................................     (207)     1,953      (140)    1,606
                                                                                   ---      -----       ---     -----

Interest-bearing liabilities:
    Deposits:
      Demand, money-market and NOW deposits..................................      (34)       368       (24)      310
      Savings................................................................        3         56         9        68
      Time deposits..........................................................        1        430         2       433
      Other..................................................................        -        (10)        -       (10)
                                                                                 -----      -----     -----    ------

      Total..................................................................      (30)       844       (13)      801
                                                                                   ---      -----       ---     -----

Net change in net interest income............................................    $(177)     1,109      (127)      805
                                                                                   ===      =====       ===     =====

Comparison of Years Ended December 31, 1999 and 1998

    General. Net earnings for the year ended December 31, 1999 were $615,259 or $.18 per basic and $.17 per diluted share compared to net earnings $205,854 or $.08 per basic and diluted share for the year ended December 31, 1998. This improvement in net operating results was primarily due to an increase in net interest income and noninterest income, partially offset by an increase in noninterest expenses and the provision for loan losses, all as a result of growth of the Company.

    Interest Income and Expense. Interest income increased by $2.7 million from $4.1 million for the year ended December 31, 1998 to $6.8 million for the year ended December 31, 1999. Interest income on loans increased to $5.3 million from $2.9 million due an increase in the average loan portfolio balance for the year ended December 31, 1999, partially offset by a decrease in the weighted-average yield earned to 8.31% for 1999 from 8.33% for 1998. Interest on securities increased to $.9 million due to an increase in the average securities balance in 1999, partially offset by a decrease in the average yield earned from 6.21% in 1998 to 5.81% in 1999. Interest on other interest-earning assets decreased to $.6 million primarily due to a decrease in the average balance and a decrease in the weighted-average yield earned on those assets.

      Interest expense increased to $2.7 million in 1999 from $2.0 million in 1998. Interest expense increased due to the $26.1 million growth in average interest-bearing deposits in 1999, partially offset by a decrease in the weighted-average rate paid.

    Provision for Loan Losses. The provision for loan losses was charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Company. In addition, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to market areas, and other factors related to the collectibility of the Company's loan portfolio were considered. The provision for loan losses increased from $161,711 in 1998 to $437,000 in 1999. The year-over-year increase was due to the $35 million increase in loan portfolio during the year. Management believes that the allowance for loan losses of $885,617 is adequate at December 31, 1999.

    Noninterest Income. Noninterest income increased from $341,397 in 1998 to $592,202 in 1999 primarily due to increased service charges on deposit accounts in 1999 compared to 1998.

    Noninterest Expense. Total noninterest expense increased to $3.2 million for the year ended December 31, 1999 compared to $1.9 million in 1998, primarily due to increases in employee compensation and benefits and occupancy and equipment expense resulting, in part, from the opening of the Moorings office in September 1998. All other operating expenses also increased primarily due to the overall growth of the Company.

    Income Taxes. The income tax provision was $347,876 (an effective rate of 36.1%) for 1998 compared to a $157,893 (an effective rate of 43.4%) for 1998.

Comparison of Years Ended December 31, 1998 and 1997


    General. Net earnings for the year ended December 31, 1998 were $205,854 or $.08 per basic and diluted share compared to net earnings $109,506 or $.06 per basic and diluted share for the year ended December 31, 1997. This improvement in net operating results was primarily due to an increase in net interest income and noninterest income, partially offset by an increase in noninterest expenses, all as a result of growth of the Company.

    Interest Income and Expense. Interest income increased by $1.6 million from $2.5 million for the year ended December 31, 1997 to $4.1 million for the year ended December 31, 1998. Interest income on loans increased to $2.9 million from $1.9 million due to an increase in the average loan portfolio balance for the year ended December 31, 1998, partially offset by a decrease in the weighted-average yield to 8.33% for 1998 from 9.32% for 1997. Interest on securities increased to $.5 million due to an increase in the average securities balance in 1998, as well as an increase in the average yield from 6.01% in 1997 to 6.21% in 1998. Interest on other interest-earning assets increased to $.7 million primarily due to an increase in average other interest-earning assets, partially offset by a decrease in the weighted-average yield earned on those assets.

      Interest expense increased to $2.0 million in 1998 from $1.2 million in 1997. Interest expense increased due to the growth in average deposits in 1998, partially offset by a decrease in the weighted-average rate paid on deposits.

    Provision for Loan Losses. As mentioned earlier, the provision for loan losses was charged to earnings to bring the total allowance to a level deemed appropriate by management. The provision for loan losses charged to expenses was $161,711 and $153,000 for the years ended December 31, 1998 and 1997, respectively. Management believes that the allowance for loan losses of $453,211 was adequate at December 31, 1998.

    Noninterest Income. Noninterest income increased from $273,102 in 1997 to $341,397 in 1998 primarily due to increased service charges on deposit accounts.

    Noninterest Expense. Total noninterest expense increased to $1.9 million for the year ended December 31, 1998 compared to $1.3 million in 1997, primarily due to increases in employee compensation and benefits and occupancy and equipment expense resulting from the opening of additional offices in 1997 and 1998. All other operating expenses also increased primarily due to the overall growth of the Company.

    Income Taxes. The income tax provision was $157,893 (an effective rate of 43.4%) for 1998 compared to a $66,000 (an effective rate of 37.6%) for 1997.

                     Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

                         Future Accounting Requirements

Financial Accounting Standards 133 - Accounting for Derivative Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement January 1, 2001. This Statement is not expected to have a material impact on the Company.

                           Selected Quarterly Results

Selected quarterly results of operations for the four quarters ended December 31 are as follows (in thousands, except share amounts:


                                          1999                                                 1998
                               ---------------------------------------------------------------------------------------
                                 Fourth    Third      Second      First        Fourth     Third      Second     First
                                Quarter    Quarter    Quarter    Quarter      Quarter    Quarter    Quarter    Quarter
                               ---------------------------------------------------------------------------------------

Interest income............    $ 1,946      1,815      1,630      1,401          982      1,142      1,075       931
Interest expense...........        805        756        642        547          484        528        534       464
Net interest income........      1,141      1,059        988        854          498        614        541       467
Provision for loan
   losses..................         80        103        133        121           54         37         15        56
Noninterest income.........        187        139        133        133           35        117        100        89
Noninterest expense........        977        760        755        742          424        529        521       461
Earnings before
   income taxes............        271        335        233        124           54        165        105        39
Net earnings...............        169        209        151         87            9        103         70        24
Basic earnings per
   common share (1)........        .05        .06        .04        .03          -          .03        .04       .01
Diluted earnings per
   common share (1)........        .05        .06        .04        .03          -          .03        .03       .01
Cash dividends declared
   per common share........        -          -          -          -            -         -          -        -



(1)   All per share information presented reflects the 1998 stock dividend.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets


                                                                                                At December 31,
                                                                                            1999              1998
                                                                                            ----              ----
    Assets

Cash and due from banks.............................................................. $   6,035,589         5,481,992
Interest-bearing deposits............................................................     2,000,000            -
Federal funds sold and securities purchased under agreements to resell...............     8,892,655        19,181,095
                                                                                        -----------        ----------

              Cash and cash equivalents..............................................    16,928,244        24,663,087

Securities available for sale........................................................     6,022,103            -
Securities held to maturity..........................................................    13,000,000         8,499,968
Loans, net of allowance for loan losses of $885,617 and $453,211.....................    79,987,726        44,932,943
Premises and equipment, net..........................................................     5,039,789         3,549,924
Federal Home Loan Bank stock, at cost................................................       214,800           127,100
Deferred tax asset...................................................................        32,775            -
Accrued interest receivable and other assets.........................................       967,253           453,104
                                                                                        -----------        ----------

              Total assets........................................................... $ 122,192,690        82,226,126
                                                                                        ===========        ==========

    Liabilities and Stockholders' Equity

Liabilities:
    Noninterest-bearing demand deposits..............................................    12,208,961         6,365,180
    Savings and NOW deposits.........................................................    34,292,059        33,307,881
    Money-market deposits............................................................    21,722,006         4,010,998
    Time deposits....................................................................    34,274,902        20,306,399
                                                                                        -----------        ----------

              Total deposits.........................................................   102,497,928        63,990,458

    Official checks..................................................................     1,060,366           697,458
    Deferred income taxes............................................................        -                 19,850
    Accrued interest payable and other liabilities...................................       650,769           293,832
                                                                                        -----------        ----------

              Total liabilities......................................................   104,209,063        65,001,598
                                                                                        -----------        ----------

Commitments and contingency (Note 6 and 14)

Stockholders' Equity:
    Preferred stock, $.01 value; 2,000,000 shares authorized,
         none issued or outstanding..................................................        -               -
    Common stock, $.01 par value; 8,000,000 shares authorized, 3,486,767
         and 3,455,039 shares issued and outstanding.................................        34,868            34,550
    Additional paid-in capital.......................................................    19,310,313        19,158,862
    Accumulated deficit..............................................................    (1,353,625)       (1,968,884)
    Accumulated other comprehensive income (loss)....................................        (7,929)          -
                                                                                        -----------        -----------

              Total stockholders' equity.............................................    17,983,627        17,224,528
                                                                                        -----------        ----------

              Total liabilities and stockholders' equity............................. $ 122,192,690        82,226,126
                                                                                        ===========        ==========

See Accompanying Notes to Consolidated Financial Statements.


               CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings


                                                                                      Year Ended December 31,
                                                                       --------------------------------------
                                                                             1999             1998             1997
                                                                             ----             ----             ----
Interest income:
   Loans ..............................................................  $ 5,274,975       2,943,598        1,913,828
   Securities..........................................................      901,457         476,060          140,545
   Other interest-earning assets.......................................      615,424         709,403          468,404
                                                                           ---------       ---------        ---------

         Total interest income.........................................    6,791,856       4,129,061        2,522,777
                                                                           ---------       ---------        ---------

Interest expense:
   Deposits............................................................    2,749,603       2,009,177        1,197,823
   Other ..............................................................        -               -                9,573
                                                                           ---------       ---------        ---------

         Total interest expense........................................    2,749,603       2,009,177        1,207,396
                                                                           ---------       ---------        ---------

Net interest income....................................................    4,042,253       2,119,884        1,315,381

         Provision for loan losses.....................................      437,000         161,711          153,000
                                                                           ---------       ---------        ---------

Net interest income after provision for loan losses....................    3,605,253       1,958,173        1,162,381
                                                                           ---------       ---------        ---------

Noninterest income:
   Service charges and fees............................................      498,094         280,970          176,974
   Gain on sale of loans...............................................        -               -               68,476
   Other ..............................................................       94,108          60,427           27,652
                                                                           ---------       ---------        ---------

         Total noninterest income......................................      592,202         341,397          273,102
                                                                           ---------       ---------        ---------

Noninterest expenses:
   Compensation and  benefits..........................................    1,624,999         899,761          641,693
   Occupancy and equipment.............................................      440,281         330,474          167,755
   Advertising.........................................................      134,026         104,710           31,917
   Office supplies.....................................................      122,965         107,577           30,120
   Data processing.....................................................      170,575          78,024           62,195
   Professional fees...................................................      182,770          67,672           13,538
   Other ..............................................................      558,704         347,605          312,802
                                                                           ---------       ---------        ---------

         Total noninterest expenses....................................    3,234,320       1,935,823        1,260,020
                                                                           ---------       ---------        ---------

Earnings before income taxes...........................................      963,135         363,747          175,463

         Income taxes..................................................      347,876         157,893           65,957
                                                                           ---------       ---------        ---------

Net earnings ..........................................................  $   615,259         205,854          109,506
                                                                           =========       =========        =========

Earnings per share:

         Basic.........................................................$         .18            .08              .06
                                                                           =========       ========         ========

         Diluted.......................................................$         .17            .08              .06
                                                                           ==========      =========        =========


See Accompanying Notes to Consolidated Financial Statements.


                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity

                  Years Ended December 31, 1999, 1998 and 1997

                                                     Common Stock                                     Accumulated
                                                 Number                   Additional                  Other            Total
                                                  of                       Paid-In      Accumulated   Comprehensive   Stockholders'
                                                 Shares        Amount      Capital        Deficit     Income (Loss)    Equity
                                                -------      --------     ----------    -----------   -------------  --------------

Balance at December 31, 1996...............      707,610     $  7,076      6,322,086     (364,979)        -          5,964,183

Issuance of shares of common stock at
     $9.00.................................       77,452          774        689,545         -            -            690,319

Two-for-one stock split on December
     15, 1997..............................      785,062        7,851         (7,851)        -            -              -

Issuance of common stock at $4.50..........        1,500           15          6,735         -            -              6,750

Net earnings and comprehensive income......          -           -           -            109,506         -            109,506
                                              ----------   ---------     ----------    ---------     -------        ---------

Balance at December 31, 1997..............     1,571,624       15,716      7,010,515     (255,473)        -          6,770,758
                                                                                                                    ----------

     Net earnings and comprehensive
        income............................        -            -              -           205,854         -            205,854

Sale of shares of common
     stock at $7.50 per share ............     1,000,000       10,000      7,413,256       -              -          7,423,256

Issuance of shares of common
     stock to holders of  warrants........       625,513        6,255      2,808,553       -              -          2,814,808

Stock options exercised...................         2,000           20          9,832       -              -              9,852

Stock dividend............................       255,902        2,559      1,916,706   (1,919,265)        -             -
                                              ----------      -------     ----------    ---------     -------       -----------

Balance at December 31, 1998..............     3,455,039       34,550     19,158,862   (1,968,884)        -         17,224,528
                                                                                                                    ----------

Comprehensive income:
     Net earnings.........................        -            -              -           615,259         -            615,259

     Net change in unrealized loss on
        securities available for sale.....        -            -              -           -            (7,929)          (7,929)
                                                                                                                    ----------

     Comprehensive income.................        -            -              -           -               -            607,330
                                                                                                                    ----------

Stock options exercised...................        31,728          318        151,451      -               -            151,769
                                              ----------     --------     ----------    ---------     -------       ----------

Balance at December 31, 1999..............     3,486,767     $ 34,868     19,310,313   (1,353,625)     (7,929)      17,983,627
                                              ==========     ========     ==========    =========     =======       ==========



See Accompanying Notes to Consolidated Financial Statements.




                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows


                                                                                                     Year Ended December 31,
                                                                              1999             1998           1997
                                                                              ----             ----           ----
Cash flows from operating activities:
    Net earnings ...................................................... $     615,259         205,854         109,506
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation...................................................       216,949         191,670          82,818
        Provision for loan losses......................................       437,000         161,711         153,000
        (Credit) provision for deferred income taxes...................       (47,844)        157,893          65,957
        Amortization of loan fees, premiums and discounts..............       (76,665)       (103,785)       (148,005)
        Increase in accrued interest receivable and other assets.......      (514,149)       (144,952)       (175,746)
        Loans originated for sale......................................        -             (565,000)     (4,687,283)
        Proceeds from sale of loans originated for sale................        -              565,000       4,755,759
        Gain on sale of loans..........................................        -               -              (68,476)
        Increase in accrued interest payable and other liabilities.....       356,637          54,946         165,352
                                                                           ----------      ----------      ----------

               Net cash provided by operating activities...............       987,187         523,337         252,882
                                                                           ----------      ----------      ----------

Cash flows from investing activities:
    Purchase of securities available for sale..........................    (6,207,508)         -              -
    Purchases of securities held to maturity...........................    (8,000,000)    (13,499,095)     (1,750,000)
    Purchase of Federal Home Loan Bank stock...........................       (87,700)       (127,100)        -
    Maturities of securities available for sale........................       160,090         -               -
    Maturities of securities held to maturity..........................     3,499,045       7,500,000       1,500,000
    Net increase in loans..............................................   (35,401,290)    (18,572,979)    (14,317,557)
    Purchase of premises and equipment, net............................    (1,706,814)       (895,597)       (635,675)
                                                                           ----------      ----------      ----------

               Net cash used in investing activities...................   (47,744,177)    (25,594,771)    (15,203,232)
                                                                           ----------      ----------      ----------

Cash flows from financing activities:
    Net increase deposits..............................................    38,507,470      27,052,091      19,053,263
    Net increase (decrease) in official checks.........................       362,908         223,937        (106,182)
    Sales of common stock..............................................       151,769      10,247,916         697,069
    Repayment of mortgage payable......................................         -              -             (525,000)
                                                                           ----------      ----------      ----------

               Net cash provided by financing activities...............    39,022,147      37,523,944      19,119,150
                                                                           ----------      ----------      ----------

Net (decrease) increase in cash and cash equivalents...................    (7,734,843)     12,452,510       4,168,800

Cash and cash equivalents at beginning of year.........................    24,663,087      12,210,577       8,041,777
                                                                           ----------      ----------      ----------

Cash and cash equivalents at end of year...............................  $ 16,928,244      24,663,087      12,210,577
                                                                           ==========      ==========      ==========

Supplemental disclosure of cash flow information:
    Cash paid during the year for:
        Interest.......................................................  $  2,536,826       1,952,818       1,093,507
                                                                           ==========      ==========      ==========

        Income taxes................................................... $     345,000           -              -
                                                                           ==========      ==========      ==========

    Noncash transaction-
        Issuance of mortgage payable for acquisition of property.......$          -              -            525,000
                                                                           ==========      ==========      ==========

        Change in unrealized loss on securities available for
           sale........................................................$       (7,929)         -               -
                                                                           ==========      ==========      ==========


See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                   December 31, 1999 and 1998 and for each the
                         Years In the Three-Year Period
                             Ended December 31, 1999


(1)  Summary of Significant Accounting Policies
     Organization.  Citizens Community Bancorp, Inc.  ("Citizens") is a one-bank holding company and owns 100% of the outstanding common stock of Citizens Community Bank of Florida ("CCB") Citizens Financial Corp. ("CFC") and CCB Mortgage Company ("CCB Mortgage"). Citizens was organized simultaneously with CCB. Citizens' primary business is the ownership and operation of CCB, CFC and CCB Mortgage. CCB is a Florida state-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation. CCB provides community banking services to businesses and individuals predominantly in Collier County, Florida. CFC and CCB Mortgage are a mortgage origination companies operating in Southwest Florida. CFC specializes in commercial mortgage organizations while CCB Mortgage is a residential real estate brokerage company. Collectively the entities are referred to as the "Company." The Company operates predominantly in one reportable industry segment: banking.

     Basis of Presentation. The accompanying consolidated financial statements include the accounts of Citizens, CCB, CFC and CCB Mortgage. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to generally accepted accounting principles and to general practices within the banking industry.

     Use of Estimates.   In  preparing   consolidated  financial  statements  in
        conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and deferred tax assets.

     Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell, all of which mature within ninety days.

     Securities.  Securities may be classified  as trading,  held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. The Company
        does   not   maintain   any   securities   in  a   trading   portfolio.
        Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

     Loans Held for Sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. At December 31, 1999 and 1998, there were no loans held for sale.

     Loans Receivable. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

                                                                 (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(1)  Summary of Significant  Accounting  Policies,  Continued

     Loans Receivable, ontinued. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

        The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

     Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.


                                                                   (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued
     Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line basis over the estimated useful life of each type of asset.

    Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS)
        No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net earnings and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

    Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

    Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

    Off-Balance-Sheet  Instruments.  In the  ordinary  course of  business,  the
        Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

    Advertising.  The Company expenses all media advertising as incurred.


                                                                   (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued
     Fair Values of Financial  Instruments.   The  fair  value  of  a  financial
        instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

        Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximates their fair value.

        Securities. Fair values for securities held to maturity and available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value due to the redemption provisions of Federal Home Loan Bank stock.

        Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

        Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these accounts to a schedule of aggregated expected monthly maturities on time deposits.

        Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

        Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

    Future  Accounting  Requirements.   Financial  Accounting  Standards  133  -
        Accounting for Derivative Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement effective January 1, 2001. Management does not anticipate that this Statement will have a material impact on the Company.

    Reclassifications. Certain amounts in the 1998 consolidated financial statements have been reclassified to conform with the 1999 presentation.

                                                                (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(2)  Securities
    Securities have been  classified  as available for sale or held to maturity,
        in  accordance  with  management's   intent.   The  carrying  amount  of
        securities and their approximate fair values are as follows:



                                                                   Amortized     Unrealized     Unrealized    Fair
                                                                     Cost          Gains          Losses      Value
                                                                  -----------     ---------    ----------   ----------
              Securities Available for Sale:
                  December 31, 1999:
                    U.S. Government agencies...................  $  4,880,563        4,515         7,500     4,877,578
                    Mortgage-backed securities.................       964,245        -             9,720       954,525
                    Equity securities..........................       190,000        -            -            190,000
                                                                   ----------       ------       -------    ----------

                    Total......................................  $  6,034,808        4,515        17,220     6,022,103
                                                                   ==========       ======       =======    ==========

              Securities Held to Maturity:
                  December 31, 1999-
                    U.S. Government agencies...................  $ 13,000,000         -          438,400    12,561,600
                                                                   ==========       ======       =======    ==========

                  December 31, 1998-
                    U.S. Government agencies...................  $  8,499,968        2,565        -          8,502,533
                                                                   ==========       ======       =======    ==========

    The scheduled maturities of securities are as follows:

                                                                Available for Sale               Held to Maturity
                                                               --------------------------    --------------------------
                                                                 Amortized      Fair          Amortized       Fair
                                                                 Cost            Value         Cost           Value
         December 31, 1999:
              Due in one or less............................   $   750,000       750,078         -              -
              Due after one through five years...............    1,000,000       992,500     13,000,000     12,561,600
              Due after five years through ten years.........    1,053,063     1,057,500         -              -
              Due after ten years............................    2,077,500     2,077,500         -              -
              Mortgage-backed securities.....................      964,245       954,525         -              -
              Equity securities..............................      190,000       190,000         -              -
                                                                ----------    -----------    ------------   ------------

                                                               $ 6,034,808     6,022,103     13,000,000     12,561,600
                                                                 =========     =========     ==========     ==========

    There were no sales of securities in 1999, 1998 or 1997.

                                                                    (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(3)  Loans
     The components of loans are as follows:

                                                                                               At December 31,
                                                                                             1999           1998
                                                                                             ----           ----

              Commercial real estate..................................................     $ 42,286,675    21,820,359
              Residential real estate.................................................       24,920,678    14,570,558
              Commercial..............................................................        5,706,516     4,993,954
              Consumer................................................................        7,703,412     3,827,444
                                                                                             ----------    ----------

                                                                                             80,617,281    45,212,315
              Add (Subtract):
                Deferred costs, net...................................................          256,062       173,839
                Allowance for loan losses.............................................         (885,617)     (453,211)
                                                                                             ----------    ----------

              Loans, net..............................................................     $ 79,987,726    44,932,943
                                                                                             ==========    ==========

    An analysis of the change in the allowance for loan losses follows:

                                                                                       Year Ended December 31,
                                                                                  1999            1998          1997
                                                                                  ----            ----          ----

              Balance at beginning of year...................................  $ 453,211        298,000       145,000
              Loans charged-off..............................................     (4,594)        (6,500)       -
              Provision for loan losses......................................    437,000        161,711       153,000
                                                                                 -------        -------       -------

              Balance at end of year.........................................  $ 885,617        453,211       298,000
                                                                                 =======        =======       =======

    The Company had no impaired loans in 1999, 1998 or 1997.

(4)  Premises and Equipment
    A summary of premises and equipment follows:

                                                                                           At December 31,
                                                                                            1999             1998
                                                                                            ----             ----

              Land..................................................................    $ 1,768,020           931,056
              Bank premises.........................................................      2,340,036         2,092,525
              Furniture, fixtures and equipment.....................................      1,430,067           807,727
                                                                                          ---------        ----------

                  Total, at cost....................................................      5,538,123         3,831,308

              Less accumulated depreciation.........................................        498,334           281,384
                                                                                          ---------        ----------

                  Premises and equipment, net.......................................    $ 5,039,789         3,549,924
                                                                                          =========        ==========

                                                                    (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(5)  Deposits
     The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $12,618,000 and $5,442,000 at December 31,
         1999 and 1998, respectively.

    At December 31, 1999 the scheduled maturities of time deposits are as follows:

              Year Ending
              December 31,                                               Amount

                  2000..........................................   $ 27,317,186
                  2001..........................................      5,809,714
                  2002..........................................        621,195
                  2003..........................................        221,629
                  2004 and thereafter...........................        305,178
                                                                    -----------

                                                                   $ 34,274,902

(6) Financial Instruments
    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

    The estimated fair values of the financial instruments were as follows (in thousands):


                                                                   At December 31, 1999         At December 31, 1998
                                                                ------------------------     ---------------------------
                                                                 Carrying        Fair          Carrying          Fair
                                                                  Amount         Value          Amount           Value
                                                                ---------       --------     ----------         --------
         Financial assets:
              Cash and cash equivalents.....................    $  16,928         16,928         24,663         24,663
              Securities available for sale.................        6,022          6,022         -              -
              Securities held to maturity...................       13,000         12,562          8,500          8,503
              Loans receivable..............................       79,988         79,880         44,933         45,353
              Accrued interest receivable...................          739            739            351            351

         Financial liabilities:
              Deposit liabilities...........................      102,498        102,595         63,990         64,252

                                                                    (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(6) Financial Instruments, Continued
    A summary of the amounts of the Company's financial instruments, which approximates market value with off-balance sheet risk at December 31, 1999 follows (in thousands):

              Unfunded loan commitments.............................    $ 10,988
                                                                          ======

              Available lines of credit.............................   $   4,501
                                                                         =======

(7)  Credit Risk
    The Company grants the majority of its loans to borrowers throughout Collier County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Collier County, Florida.

(8)  Income Taxes
    The income tax provision consisted of the following:

                                                                                         Year Ended December 31,
                                                                                    1999           1998        1997
                                                                                    ----           ----        ----
              Current:
                  Federal....................................................... $ 340,930          -            -
                  State.........................................................    54,790          -            -
                                                                                   -------        -------       ------

                     Total current provision....................................   395,720          -            -
                                                                                   -------        -------       ------

              Deferred:
                  Federal.......................................................   (43,651)       134,815       56,317
                  State.........................................................    (4,193)        23,078        9,640
                                                                                   -------        -------       ------

                     Total deferred (credit) provision..........................   (47,844)       157,893       65,957
                                                                                   -------        -------       ------

                     Total...................................................... $ 347,876        157,893       65,957
                                                                                   =======        =======       ======

    The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

                                                           1999                    1998                    1997
                                               ---------------------------------------------------------------------
                                                                    % of                 % of                 % of
                                                                  Pretax                Pretax                Pretax
                                                        Amount   Earnings      Amount  Earnings       Amount  Loss
                                                     ---------   --------   ---------  --------     -------- -------
         Income tax expense (benefit) at statutory
              Federal income tax rate............    $ 327,464      34.0%   $ 123,674     34.0%     $ 59,657    34.0%
         Increase (decreases) resulting from:
              State taxes, net of federal tax
                  benefit........................       33,394       3.5       15,231      4.2         6,362     3.6
              Other..............................      (12,982)     (1.4)      18,988      5.2           (62)      -
                                                       -------      ----      -------     ----        ------    ----

                                                     $ 347,876      36.1%   $ 157,893     43.4%     $ 65,957    37.6%
                                                       =======      ====      =======     ====        ======    ====

                                                                   (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(8)  Income Taxes, Continued
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.


                                                                                               At December 31,
                                                                                             1999            1998
                                                                                             ----            ----
              Deferred tax assets:
                  Allowance for loan losses...........................................    $ 223,310          58,867
                  Contributions.......................................................       -                2,111
                  Organization and start-up costs.....................................       13,318          23,536
                  Unrealized loss on securities available for sale....................        4,781           -
                                                                                            -------         -------

                    Total deferred tax asset..........................................      241,409          84,514
                                                                                            -------         -------

              Deferred tax liabilities:
                  Depreciation........................................................      115,802          46,117
                  Accrual to cash adjustment..........................................       92,832          58,247
                                                                                            -------         -------

                    Total deferred tax liabilities....................................      208,634         104,364
                                                                                            -------         -------

                    Net deferred income tax asset (liability).........................   $   32,775         (19,850)
                                                                                            =======         =======

(9)  Stock Options
    The Company has established two Stock Option plans, one for directors and one for officers and employees. A total of 459,000 shares of common stock has been reserved for the plans. At December 31, 1999, 11,560 shares remain available for grant. The directors options have terms of ten years and vest over three years. The officers and employee options have terms of ten years and vest over five years.

                                                                                Range
                                                                                of Per       Weighted-
                                                                                Share        Average
                                                                      Number    Option      Per Share    Aggregate
                                                                       of       Exercise     Exercise     Option
                                                                      Shares     Price        Price        Price
                                                                    ---------  ---------    ----------   -----------

              Outstanding at December 31, 1996....................    55,080   $ 4.17          4.17         229,684
              Options granted.....................................   135,000     4.17-5.56     4.80         648,090
              Options terminated..................................   (13,600)    4.17          4.17         (56,700)
              Options exercised...................................    (8,640)    4.17          4.17         (36,000)
                                                                     -------                             ----------

              Outstanding at December 31, 1997....................   167,840     4.17-5.56     4.68         785,074
              Options granted.....................................   268,812     6.48-9.25     7.56       2,033,513
              Options terminated..................................   (67,651)    4.67-9.26     5.46        (369,576)
              Options exercised...................................    (2,160)    4.67-5.21     4.59          (9,920)
                                                                     -------                             ----------

              Outstanding at December 31, 1998....................   366,841     4.17-9.26     6.65       2,439,091
              Options granted.....................................   156,500     9.00-9.50     9.36       1,464,840
              Options terminated..................................   (44,173)    4.63-9.26     6.03        (266,573)
              Options exercised...................................   (31,728)    4.17-6.95     4.78        (151,769)
                                                                     -------                             ----------

              Outstanding at December 31, 1999...................    447,440   $ 4.17-9.50     7.82       3,485,589
                                                                     =======     =========     ====      ==========

    The weighted-average remaining contractual life of the outstanding stock options at both December 31, 1999 and 1998 was 92 months and 100 months.
                                                                   (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(9)  Stock Options, Continued
    These options are exercisable as follows:

                                                                                        Weighted-      Remaining
                                                                                        Average       Contractual
                                                                                        Exercise        Life in
               Year Ending                                                              Price           Months
               -----------                                                              --------       ----------
                     2000.........................................   200,151             $ 7.30            90
                     2001.........................................   117,788               7.73            79
                     2002.........................................    74,572               8.43            70
                     2003.........................................    39,917               8.58            62
                     2004.........................................    15,012               9.40            55
                                                                     -------

                                                                     447,440               7.79            92
                                                                     =======               ====            ==

    FASB Statement 123 requires proforma information regarding net earnings and earnings per share. This proforma information has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement and is as follows:

                                                                                       Year Ended December 31,
                                                                                  1999          1998         1997
                                                                                  ----          ----         ----


               Net earnings:
                     As reported.............................................  $ 615,259        205,854     109,506
                                                                                 =======        =======     =======

                     Proforma................................................  $ 175,256        106,098      97,605
                                                                                 =======        =======     =======

               Basic earnings  per share:
                     As reported.............................................  $     .18            .08         .06
                                                                                 ========       =======     =======

                     Proforma ...............................................$       .05            .04         .06
                                                                                 ========       =======     =======

               Diluted earnings per share:
                     As reported.............................................$       .17            .08         .06
                                                                                 ========       =======     =======

                     Proforma................................................$       .05            .04         .06
                                                                                 ========       =======     =======

                     Fair value per share granted............................$       4.49          2.65        .75
                                                                                 ========       =======     =======

    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions:

                                                                                            Year Ended December 31,
                                                                                    1999         1998          1997
                                                                                    ----         ----          ----

               Risk-free interest rate...........................................       6%           5%            6%
               Dividend yield....................................................      - %           - %           - %
               Volatility .......................................................   14.03%           - %           - %
               Expected life in years............................................      10           10            10

                                                                 (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(10)  Earnings Per Share ("EPS")
    The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.


                                                         For the Year Ended December 31,
                                           1999                       1998                           1997
                         ----------------------------------------------------------------------------------------------------------
                                         Weighted-    Per                Weighted-   Per                     Weighted-    Per
                                         Average     Share               Average    Share                    Average     Share
                               Earnings  Shares     Amount    Earnings   Shares     Amount       Earnings    Shares      Amount
     Basic EPS:
         Net earnings
          available to
          common
          stockholders...... $ 615,259  3,470,664  $ .18    $ 205,854    2,597,330   $ .08       $ 109,506    1,697,354  $ .06
                                                     ===                              ====                                 ===
     Effect of dilutive
       securities:
         Incremental shares
          from assumed
          exercise of
          options ..........               98,118                           44,602                                   -
                                        ---------                        ---------                            ---------
     Diluted EPS:
         Net earnings
          available to
          common
          stockholders
          and assumed
          conversions....... $ 615,259  3,568,782  $ .17    $ 205,854    2,641,932   $ .08       $ 109,506    1,697,354 $ .06
                               =======  =========    ===      =======    =========     ===         =======    =========   ===


(11)  Stockholders' Equity
     The Board of Directors approved the split of the Company"s common shares on a two-for-one basis effective December 15, 1997 and to pay an 8% stock dividend to stockholders of record on December 31, 1998. All share amounts reflect this split and stock dividend.

(12) Profit Sharing Plan
     During 1998,  the Company began  sponsoring a Section 401(k) profit sharing plan. The profit sharing plan is available to all employees electing to participate after meeting certain age and length of service requirements. Expense related to the Company"s contributions to the profit sharing plan included in the accompanying consolidated statements of earnings was approximately $5,000 and $3,000 for the years ended December 31, 1999 and 1998, respectively.

                                                                  (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(13) Regulatory Matters
     Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by CCB to Citizens. As of December 31, 1999, CCB had not paid any dividends to Citizens.

     CCB is subject to various regulatory capital  requirements  administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, CCB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require CCB to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999 and 1998, that CCB met all capital adequacy requirements to which it is subject.

     To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed CCB's category. CCB's actual capital amounts and percentages as of December 31, 1999 are also presented in the table (dollars in thousands).


                                                                                                    To Be Well
                                                                                                 Capitalized Under
                                                                         Minimum                   the Provisions
                                                                        For Capital                of Prompt and
                                                Actual               Adequacy Purposes:         Corrective Action
                                          ------------------         ------------------         ------------------
                                          Amount         %           Amount          %            Amount        %
                                          ------      ------         ------       ------          ------     -----
     As of December 31, 1999:
         Total Capital (to Risk-
         Weighted Assets)..........     $ 9,232       12.17%       $ 5,927         8.00%        $ 7,409      10.00%
         Tier I Capital (to Risk-
         Weighted Assets)..........       8,427       11.11          2,964         4.00           4,445       6.00
         Tier I Capital
         (to Average Assets).......       8,427        8.25          4,085         4.00           5,106       5.00

     As of December 31, 1998:
         Total Capital (to Risk-
         Weighted Assets)..........       6,808       15.34          3,551         8.00           4,439      10.00
         Tier I Capital (to Risk-
         Weighted Assets)..........       6,375       14.36          1,776         4.00           2,663       6.00
         Tier I Capital
         (to Average Assets).......       6,375       10.36          2,461         4.00           3,077       5.00



(14) Year 2000 Issues
    The Company's operating and financial systems have been found to be compliant; the "Y2K Problem" has not adversely affected the Company's operations nor does management expect that it will.

                                                                    (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(15) Parent  Company  Only  Financial   Information   Citizens'   unconsolidated
     financial information is as follows:

                            Condensed Balance Sheets
                                 (In thousands)
                                                                                                     At December 31,
                                                                                                    1999         1998
                                                                                                 -------       ------
                  Assets

              Cash and interest-bearing deposits...............................................  $  1,112          131
              Securities purchased under agreements to resell..................................     1,300        8,705
              Securities available for sale....................................................       190          -
              Loans receivable.................................................................     5,751        2,036
              Investment in subsidiaries.......................................................     8,663        6,456
              Premises and equipment, net......................................................       883          -
              Other assets.....................................................................        85           12
                                                                                                   ------        -----

                  Total assets................................................................. $  17,984       17,340
                                                                                                   ======       ======

                  Liabilities and Stockholders' Equity

              Liabilities......................................................................     -              115
              Stockholders' equity.............................................................    17,984       17,225
                                                                                                   ------       ------

                  Total liabilities and stockholders' equity...................................  $ 17,984       17,340
                                                                                                   ======       ======

                                           Condensed Statements of Operations
                                                     (In thousands)

                                                                                             Year Ended December 31,
                                                                                          1999        1998       1997
                                                                                          ----        ----       ----

              Revenues..............................................................      $ 753        416         162
              Expenses..............................................................       (254)      (106)       (138)
                                                                                            ---        ---         ---

                  Income before income of subsidiaries
                    and income taxes................................................        499        310          24

              Income of subsidiaries................................................        294         11          94
                                                                                            ---        ---         ---

                  Earnings before income taxes......................................        793        321         118

              Income taxes..........................................................        178        115           8
                                                                                            ---        ---         ---

                  Net earnings......................................................      $ 615        206         110
                                                                                            ===        ===         ===

                                                                  (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(15)  Parent Company Only Financial Information, Continued


                       Condensed Statements of Cash Flows
                                 (In thousands)

                                                                                               Year Ended December 31,
                                                                                          1999        1998        1997
                                                                                          ----        ----        ----
         Cash flows from operating activities:
              Net earnings...........................................................   $   615        206         110
              Adjustments to reconcile net earnings to net cash provided by operating activities:
                  Equity in undistributed earnings of subsidiaries...................      (294)       (11)        (94)
                  (Increase) decrease in other assets................................       (73)       (12)         23
                  (Decrease) increase in other liabilities...........................      (115)       111          (5)
                  Depreciation.......................................................         -         15          17
                                                                                          ------     ------      ------

                  Net cash provided by operating activities..........................        133       309          51
                                                                                          ------     -----       ------

         Cash flows from investing activities:
              Securities purchased under agreements to resell........................     7,405     (8,705)       -
              Purchase of available for sale securities..............................      (190)      -           -
              Purchase of property and equipment, net of transfer to subsidiary......      (883)      (467)        (48)
              Net increase in loans receivable.......................................    (3,715)      (775)       (600)
                                                                                          -----     ------       ------

                  Net cash provided by (used in) investing activities................     2,617     (9,947)       (648)
                                                                                          -----     ------       ------

         Cash flows from financing activities:
              Repayment of mortgage note payable.....................................      -          -           (525)
              Net proceeds from issuance of common stock.............................       152     10,248         697
              Investment in subsidiary...............................................    (1,921)      (750)       (617)
                                                                                          -----     ------       ------

                  Net cash (used in) provided by financing activities................    (1,769)     9,498        (445)
                                                                                          -----     ------       ------

         Net increase (decrease) in cash.............................................       981       (140)     (1,042)

         Cash and cash equivalents at beginning of the year..........................       131        271       1,313
                                                                                          -----     ------       -----

         Cash and cash equivalents at end of year....................................   $ 1,112        131         271
                                                                                          =====     ======       ======

                          Independent Auditors' Report



Board of Directors
Citizens Community Bancorp, Inc.
Marco Island, Florida:

         We have audited the accompanying consolidated balance sheets of Citizens Community Bancorp, Inc. and Subsidiaries (the "Company") at December 31, 1999 and 1998, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.





HACKER, JOHNSON, COHEN & GRIEB PA
Tampa, Florida
January 14, 2000

                      Citizens Community Bancorp Officers

                               Richard Storm, Jr.
                             Chairman of the Board
                            Chief Executive Officer

Gregory E. Smith                                          John G. Wolf
   President                                            Asst. Treasurer
Chief Financial Officer
   Treasurer

James S. Hagedorn                                       Bruce G. Fedor
Vice Chairman                                           Vice President
 Secretary
General Counsel

Robert J. David                                         Diane M. Beyer
Senior Vice President                                   Asst. Secretary

                        Citizens Community Bank Officers

        Richard Storm, Jr.                      Clifford H. Ford
        Chairman of the Board                   Vice President
        Chief Executive Officer                 Commercial Lending Officer

        Gregory E. Smith                        Guy W. Harris
        President                               Vice President
        Chief Operating                         Officer Cashier

        Jeffrey L. Merwin                       Diana M. Newell
        Executive Vice President                Vice President
        Senior Administrative Officer           Branch Manager

        James F. Schaffer                       Nancy A. Obrochta
        Executive Vice President                Vice President
        Senior Lender                           Loan Operations Manager

        Robert J. David                         Patricia V. Paris
        Senior Vice President                   Vice President
        Marketing                               Branch Manager

        David E. Klein                          Melissa R. Prickett
        Senior Vice President                   Vice President
        Loan Officer                            Human Resources Director

        Bruce G. Fedor                          Kim Williams- Poorman
        Vice President                          Asst. Vice President
        General Counsel                         Branch Manager


                       Citizens Financial Corp. Officers

        Robert J. David         Bruce G. Fedor          Gregory E. Smith
        President               Secretary               Treasurer
        Chief Executive Officer


                          CCB Mortgage Corp. Officers

        Tony J. Iannotta        Bruce G. Fedor          Gregory E. Smith
        President               Secretary               Treasurer
        Chief Executive Officer

                              Corporate Information

Corporate
Offices         650 East Elkcam Circle
                Marco Island, Florida 34145
                (941) 393-2333

Annual Meeting  The Annual Meeting of the  Stockholders  will be held at the
                Deck, located in the Shops of Marco, 1839 San Marco Road, Marco Island, Florida 34145 at 11:00 a.m., April 18, 2000.

Common Stock    National Quotation Bureau, Inc., Pink Sheets; Stock Symbol
                "CCBI"

Available
Information    Citizens Community Bancorp,  Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files electronically with the Securities and Exchange Commission ("Commission") through the
               Commission's  Electronic  Data  Gathering  Analysis and Retrieval
               ("EDGAR") system, reports, proxy statements and other information which may also be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and 3475 Lenox Road, N.E., Suite
               1000, Atlanta, GA 30326 1232. Copies of such material may also be reviewed on the Commission's Web Site, http://www.sec.gov.

               Copies of Forms 10-KSB and 10-QSB, as filed with the Securities and Exchange Commission, may also be obtained by stockholders, without charge, upon written request to Mr. Gregory E. Smith - President and Chief Financial Officer, Citizens Community Bancorp, Inc., 650 East Elkcam Circle, Marco Island, Florida 34145, telephone number (941) 389-1800 Extension 280.

Transfer Agent
and Registrar  Registrar and Transfer Company
               10 Commerce Drive
               Cranford, NJ 07016
               (800) 368-5948

Corporate
Counsel        Igler & Dougherty, P.A.
               1501 Park Avenue East
               Tallahassee, Florida 32301
               (850) 878-2411

Independent
Auditors       Hacker, Johnson, Cohen & Grieb PA
               Certified Public Accountants
               500 North Westshore Boulevard
               Suite 1000
               Tampa, Florida 33609
               (813) 286-2424

Corporate Offices                               Marco Island Branch

650 E. Elkcam Circle                            650 S. Elkcam Circle
Marco Island, Florida 34145                     Marco Island, Florida  34145
941.393.2333                                    941.389.1800


East Trail Branch                               Moorings Branch
5101 East Tamiami Trail                         2375 North Tamiami Trail
Naples, Florida 34113                           Naples, Florida  34103
941.775.0748                                    941.430.1775


Citizens Financial Corp.                        CCB Mortgage Corporation
5101 Tamiami Trail North                        650 E. Elkam Circle
Naples, Florida 34113                           Marco Island, Florida  34145
941.659.0422                                    941.394.4433 or 800.310.8234



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                               www.ccbancorpfl.com

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